Exhibit (a)(5)(F)

RetailMeNot, Inc.
Frequently Asked Questions Regarding Treatment of Equity Awards

This communication is intended to answer some frequently asked questions that have been raised regarding the treatment of RetailMeNot, Inc. (“RMN”) equity awards in connection with the pending acquisition (the “Merger”) of RetailMeNot, Inc. by Harland Clarke Holdings Corp. (“HCH”).  Capitalized terms used but not defined herein shall have the same meaning as in the Agreement and Plan of Merger by and among HCH, R Acquisition Sub, Inc., and RMN, dated as of April 10, 2017.

Please note that we have provided the questions and answers below for informational purposes only and they are not intended to serve as tax advice.  The tax consequences to you will depend on your particular circumstances. You should consult your own tax advisor as to the specific tax implications of the Merger with respect to your RMN stock and equity awards, including the applicability and effect of any federal, state, local and foreign tax laws.

General Equity Related Questions

Q:  What does it mean that Harland Clarke Holdings has made a tender offer? And what is the tender offer process?

A: HCH is acquiring RMN in a two-step process. The first step is what’s known as a tender offer. On April 24, 2017, HCH, through its wholly-owned subsidiary (the “Purchaser”), offered to purchase all outstanding shares of RMN stock for $11.60 per share to the seller in cash, without interest and less any applicable withholding taxes.  At the end of the tender offer period, if all of the conditions set forth in the tender offer documents have been satisfied, HCH will purchase all of the shares of RMN stock that have been validly tendered and not withdrawn. If you own shares of RMN stock, you should have received in the mail or electronically a package of materials containing, among other things, HCH’s Offer to Purchase, RMN’s Schedule 14D-9 solicitation/recommendation statement summarizing the recommendation of RMN’s Board of directors that stockholders tender their shares, and a form of letter of transmittal or a notice from your broker (including Fidelity) describing what you must do in order to tender your shares. For additional information on how to tender your shares, see “Q: How do I tender my shares?” below.

For more information, please refer to the tender offer materials included in the documents publicly filed with the SEC, links to which are available at  http://investor.retailmenot.com/Docs and at the SEC’s website at www.sec.gov.

Q:  What is the difference between the tender offer and the Merger?

A: Assuming the applicable conditions are met or waived, after the completion of the tender offer, the second-step will be the merger of a wholly-owned subsidiary of HCH with and into RMN. The Merger would occur two business days after the completion of the tender offer.

Q:  Are there any choices, options or possibilities to do something before (or after) the tender offer and/or the Merger to affect the tax rate that is applied to my stock, options or restricted stock units in these transactions?

A: For most employees, no, but we cannot give tax advice and we encourage you to share with your tax advisor HCH’s Offer to Purchase and the related tender offer documents, as well as our Schedule 14D-9 solicitation/recommendation statement summarizing our board’s recommendation that stockholders tender their shares, so that your advisor will be fully informed and may assist you in evaluating your alternatives. These materials have been sent to you if you currently own RMN stock, or hold options or restricted stock units with respect to RMN stock. You also may access these materials on the SEC’s website at www.sec.gov or at http://investor.retailmenot.com/Docs.

Q:  Will RMN provide a summary of the amounts paid to me in connection with the Merger?

A:  Yes.  Promptly following the closing of the Merger, RMN will provide you with a statement summarizing the Merger Consideration received by you with respect to your unvested RSUs and all of your unexercised stock options, including any amounts withheld for tax purposes.  Generally speaking, RMN does not have access to details regarding any shares of stock of RMN you hold outright (whether through Fidelity or otherwise) and therefore cannot provide a summary of payments made in connection with those shares.

Tendering RetailMeNot Shares

Q:  Do I have to tender my RMN shares?

A: No. Whether you tender your shares is your decision. You can choose to tender none, some, or all of your shares.

Q: What happens if I choose to tender my shares?

A: Participants who have validly tendered and not withdrawn their shares will receive proceeds equal to the number of shares tendered multiplied by the $11.60 offer price.  The proceeds will be deposited in your brokerage account (e.g., Fidelity) within three business days after the tender closes.

Q: When do I need to tender my shares?

A: The tender offer is open until May 22, 2017 (unless extended). However, if your shares are held with Fidelity, you will need to tender your shares by May 19, 2017, because it may take Fidelity several days to process your request.

Q: How do I tender my shares?

A: You may tender your shares by completing the tender offer materials or, if your shares are held with Fidelity, calling Fidelity at 1-800-544-6666 for US residents or (00 800) 5449 3541 for residents of the UK, France or the Netherlands.  There is a one-time $38 fee to tender your shares through Fidelity.  If your shares are held by a different broker, please contact that broker for details on how to tender your shares held with them.

For additional details on how to tender your shares, please refer to the tender offer materials included in the documents publicly filed with the SEC, links to which are available at http://investor.retailmenot.com/Docs and at the SEC’s website at www.sec.gov.

Q: Can I tender stock options or restricted stock units?

A: No. You may only tender shares of RMN stock you own. Options and restricted stock units will be treated as set forth below. Other than certain UK employees (see the section titled “UK Employees Only” below), you cannot elect to exercise your stock options in a manner that is contingent upon completion of the tender offer. Additionally, once your stock options have been exercised, you cannot later change your decision, even if the offer is not completed for any reason.

Q: What happens if I choose not to tender my shares?

A: If you choose not to tender your RMN shares, they will not be purchased by HCH in the tender offer. After the consummation of the tender offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Purchaser will merge into RMN. Upon completion of the Merger, your untendered RMN shares will be cancelled and converted into the right to receive the same amount per share that you would have received had you tendered your shares -- equal to the number of shares multiplied by the $11.60 offer price.  The proceeds will be deposited in your brokerage account (e.g., Fidelity) after the Merger is finalized.  Although we expect the Merger to be completed promptly after the tender offer is completed, there can be no assurance as to how quickly that will occur.

Restricted Stock Units (RSUs)

Q: What will happen to my unvested RSUs in the Merger?

A: Upon the closing of the Merger, each unvested RSU that is outstanding and not otherwise forfeited due to your leaving RMN prior to the closing (including due to being on garden leave) will be cancelled and exchanged for the right to receive a cash payment, less any required withholding taxes, equal to the amount determined by multiplying: (1) the offer price of $11.60, (2) the aggregate number of unvested RSUs, and (3) the acceleration percentage (still to be determined but estimated to be approximately 49%).

Example: Assume you held 2,000 unvested RSUs as of the Merger date, approximately 49% will accelerate and will be paid out when the Merger closes at the $11.60 offer price.  This would result in a gross payment of $11,368 (2,000 RSUs x $11.60 offer price x 49% acceleration percentage).

For tax purposes, this payment will be treated as compensation and, if you are an employee, will be reported on your year-end earnings statement (e.g., Form W-2 or P60) and subject to the collection of applicable income and employment withholding taxes.

Q: When will I receive the proceeds with respect to my unvested RSUs that accelerate vesting in the Merger?

A: You should expect to receive your proceeds within five business days of the Merger closing. Amounts will be paid through payroll.

Q: What happens to the remaining amount of unvested RSUs that is not accelerated by the Merger closing?

A: Remaining unvested RSUs after the payout of the accelerated amount will be converted into the right to receive cash determined by multiplying: (1) the offer price of $11.60 and (2) the aggregate number of remaining shares of RMN stock underlying such RSU award that were not accelerated. This cash amount will continue to vest on the RSU award’s current vesting schedule provided that the employee continues employment through the applicable vesting dates.

For tax purposes, you will not recognize any income at the Merger on the RSUs not accelerated and not paid at the closing. Instead you will recognize ordinary income in the future upon vesting of the cash amounts.  This payment will be treated as compensation and, if you are an employee, will be reported on your year-end earnings statement (e.g.,  Form W-2 or P60) and subject to the collection of applicable income and employment withholding taxes.

For further information about tax consequences, you should consult your tax advisor.

Stock Options

Q: What will happen to my stock options when the Merger is consummated?

A: Each stock option that is outstanding (i.e., an option that has not been exercised or forfeited), whether vested or unvested, will be cancelled at the effective time of the Merger and the holder will be entitled to receive a cash payment determined by multiplying: (1) $11.60 minus the applicable exercise price per share of such option (provided that the per share exercise price is less than $11.60), and (2) the aggregate number of shares of RMN stock underlying such option.

You will not receive any payment for stock options with an exercise price at or above $11.60.

Example: Assume you hold an option to purchase 2,000 shares at an exercise price of $10 per share and that the option is vested with respect to 25% of the underlying shares. Assuming the Merger closes, you would receive a gross payment of $3,200, less applicable withholdings ($11.60 minus $10.00 equals $1.60 in “spread,” which is then multiplied by 2,000 shares). The percentage of shares vested does not impact the payment you will receive.

UK Employees should consult the section below titled “UK Employees Only” for additional information applicable to treatment of their options in the Merger.

Q: When would I receive any cancellation payment for my vested stock options?

A: You should expect to receive your proceeds within five business days of the Merger closing.  Amounts will be paid through payroll.

Q: Are unvested stock options treated differently than vested stock options?

A: No. All options, whether vested or unvested, will be cancelled upon the closing of the Merger. Options that are in-the-money, i.e., having an exercise price less than $11.60 per share, will be canceled and paid as described in “Q: What will happen to my Stock Options when the Merger is consummated?”. Options that are out-of-the-money, i.e., having an exercise price equal to or greater than $11.60 per share, will be canceled without any payment.

Q: Will HCH assume my unvested stock options?

A: No. All stock options, whether vested or unvested, will be canceled upon the closing of the Merger.

Q: Can I exercise my outstanding vested stock options?

A: Yes, you may exercise your outstanding vested stock options for cash prior to the closing of the Merger, subject to the restrictions summarized in “Q: When is the trading window open and when will it close?”

Q: What are the U.S. federal income tax consequences if I hold vested and/or unvested stock options?

A:  For U.S. federal income tax purposes, your vested and unvested stock options are treated as cancelled and converted directly into cash rather than exercised. You will realize compensation income upon the receipt of cash.  The tax treatment is the same if you hold an incentive stock option or a nonqualified stock option. If you are an employee, such income will constitute wages and will be reported on your year-end earnings statement (e.g., Form W-2 or P60) and subject to all applicable income and employment withholding taxes. For further information about tax consequences, you should consult your tax advisor.

ESPP (Employee Stock Purchase Plan) Shares

Q: What will happen to the shares that I receive in the May 15, 2017 ESPP purchase?

A: Your shares will be deposited into your Fidelity account on or around May 16, 2017.  However, they will not be “settled” and available to tender until May 19, 2017.  If you choose to tender your ESPP shares, you should do so on May 19, 2017.  If you choose not to tender the ESPP shares, they will be converted into the right to receive a cash payment if and when the Merger is finalized (See Q: What happens if I choose not to tender my shares?).

Q: What will happen to the ESPP after the Merger is consummated?

A: The ESPP will terminate when the Merger closes.  Any contribution elections will end automatically without the need to make any further election changes.

Other Items to Consider

Q: Is there anything I need to do now?

A: Please immediately review your Fidelity account to make sure that all of your equity grants have been accepted.  All grants in your Fidelity account must be accepted prior to the Merger closing for you to receive the awards that have been granted to you and the payments described throughout this FAQ.

Q:  What if I leave the Company prior to the Merger closing?

A: For RMN shares that you own outright, please refer to the section above, Tendering RetailMeNot Shares.

For unvested RSUs and stock options, if you leave RMN for any reason before the closing of the Merger (including due to being on garden leave), you will not be entitled to receive any proceeds with respect to those unvested equity awards upon the closing of the Merger.

For vested stock options, if you leave RMN within 90 days prior to the closing of the Merger, you will still receive consideration for the in-the-money, vested stock options.

Q:  Can I sell my RMN shares that I own outright prior to the Merger closing?

A: You can choose to sell your current RMN shares on the open market at the current market price subject to the trading window restrictions set forth in the following item.

Q:  When is the trading window open and when will it close?

A: The trading window opened after the market session on May 4, 2017. We expect to close the trading window after the market trading session on May 15, 2017. While the trading window is open, you may exercise options and sell shares in the open market. RMN could close the trading window at any time within this time period.

At any time, even when the trading window is closed, you are permitted to tender your shares of RMN stock in the offer. You may also elect to withdraw your shares that you have previously tendered into the offer prior to the expiration of the offer in accordance with the terms set forth in the Offer to Purchase.

Q: Where and when will I see the proceeds of any RMN stock sale?

A: Proceeds will be deposited in your Fidelity brokerage account or other brokerage account if it holds RMN stock.  Generally, it takes 5-10 days for cash to show up in your Fidelity account.

Q: How do I link a bank account to my Fidelity account?

A: To add your bank instructions to your Fidelity brokerage accounts, log into www.fidelity.com and click on “Transfer” and then go to the pop up box and click on “Add a Bank Account.” If you have problems, call the customer service number provided.

Q: Will RMN deduct 401(k) contributions from my gross proceeds received upon the closing of the Merger for the payments related to RSUs and stock options?  What about the ongoing amounts that I vest in related to unvested RSUs?

A:  No, RMN will not deduct 401(k) contributions from the gross proceeds received, whether at closing or with respect to amounts payable related to unvested RSUs.

European Union Employees Only

Q:  Will the Merger Consideration be paid out to me in US Dollars or local EU currencies?

A: Participants tendering their shares will receive proceeds in their Fidelity brokerage accounts in local currencies. The amount paid will be calculated in US dollars and will then have the appropriate exchange rate applied to determine the final value in local currencies. All other amounts will be paid through normal payroll process, so you will be paid and taxed in accordance with your standard process and paid and taxed in local currencies.  The final local currency value will be fixed at time of the payroll process is finalized, approximately 5 business days before payment date.

Q: Will I be subjected to double taxation?

A: In general, the answer is no.  You are taxed when RSUs settle, stock option gains are realized through a cashless exercise, or ESPP shares are purchased.

The payment for the upcoming RSU and stock option vesting acceleration have not been taxed yet, so any gains realized through the accelerated vesting will be taxed as part of the payment process through the local payrolls for each country.

Each individual’s tax situation is unique and you should consult with a tax advisor if there are any further detailed tax questions.

UK Employees Only

Q:  As a UK employee, will I need to exercise my stock options prior to the deal closing in order to receive any value from them, since they will be cancelled?

A: Yes.  As a matter of UK law, your option awards are not eligible for automatic cancelation and exchange for payments in the Merger.  Therefore, we have identified an alternative manner of proceeding for our UK option holders so they will receive the same benefit.

If you hold stock options that are in-the-money (i.e., with an exercise price below $11.60 per share), you will need to complete a form of exercise notice that will be provided to you by the equity team.   This exercise notice will allow you to exercise the option contingent upon the closing of the Merger within 20 days after the date of the exercise.  If the closing does not occur within that 20 day period, the exercise shall be voided.  If the Merger occurs, you will receive a cash payment determined by multiplying: (1) $11.60 minus the applicable exercise price per share of such option (provided that the per share exercise price is less than $11.60), and (2) the aggregate number of shares of RMN stock underlying such option.

Example: Assume you hold an option to purchase 2,000 shares at an exercise price of $10 per share and that the option is vested with respect to 25% of the underlying shares. Assuming the Merger closes, you would receive a gross payment of $3,200, less applicable withholdings ($11.60 minus $10.00 equals $1.60 in “spread,” which is then multiplied by 2,000 shares). The appropriate exchange rate will then be applied to this amount and paid to you in pounds. The percentage of shares vested will not impact the payment you will receive.

More Questions?

•	For any tax questions, please contact your tax advisor
•	For remaining questions, feel free to contact people@rmn.com
•	For questions regarding your Fidelity account, log into Fidelity at www.fidelity.com
o	US - please call 1-800-544-9354
o	UK, France, Netherlands - please call (00 800) 5449 3541

Forward-looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which HCH, Valassis Communications, Inc. and RMN operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer and merger agreement conditions and consummate the transaction; the availability of financing on attractive terms or at all; the ability to realize anticipated growth; and RMN’s performance and maintenance of important business relationships. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in RetailMeNot’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2016 and its periodic report on Form 10-Q for the period ended March 31, 2017. The forward-looking statements made herein speak only as of the date hereof and no party assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Additional Information and Notice to Investors

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of RMN’s Series 1 common stock will only be made pursuant to a tender offer statement on schedule TO, including an offer to purchase and other related materials that HCH has filed with the Securities and Exchange Commission on April 24, 2017, as amended. In addition, RMN has filed with the Securities and Exchange Commission on April 24, 2017, a solicitation/recommendation statement on Schedule 14D-9, as amended, with respect to the tender offer. RMN stockholders can obtain the tender offer statement on schedule TO, the offer to purchase, the solicitation/recommendation statement on Schedule 14D-9 and related materials with respect to the offer, free of charge at the website of the Securities and Exchange Commission at www.sec.gov, or from the information agent named in the tender offer materials. RMN’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.